United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2006

Hercules Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 <u>Entry into a Material Definitive Agreement</u>

On January 31, 2006, Hercules Incorporated (the "Company" or "Hercules"), WSP, Inc. ("WSP"), a wholly-owned subsidiary of Hercules, SPG/FV Investor LLC ("SPG"), an affiliate of SPG Partners, LLC, a New York-based private equity firm, and FiberVisions Delaware Corporation, formerly FiberVisions, L.L.C. ("FiberVisions"), a subsidiary owned 51% by Hercules (the "Hercules Interest") and 49% by WSP, entered into a contribution agreement (the "Agreement") whereby the Company will sell the Hercules Interest to SPG.

Under terms of the Agreement, Hercules will receive cash of approximately $109 million upon the closing of the transaction in exchange for the Hercules Interest. The Agreement anticipates and is conditioned upon the issuance of long-term debt and simultaneous distribution by FiberVisions to Hercules and WSP, prior to the sale of the Hercules Interest. In addition, the Agreement provides SPG with an option to purchase an additional 14% interest in FiberVisions from WSP for $7.4 million. Under the Agreement, Hercules will receive additional payments should FiberVisions meet certain performance measures. Hercules issued a news release announcing the transaction on February 1, 2006, which is attached as an Exhibit hereto and incorporated by reference herein.

.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits

99.1 News Release of Hercules Incorporated dated February 1, 2006

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

February 3, 2006

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo

Allen A. Spizzo
Vice President and Chief Financial Officer

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EXHIBIT INDEX

Number	Description
99.1	News Release of Hercules Incorporated dated February 1, 2006

Exhibit 99.1

Release Immediately

06-04-F

HERCULES TO SELL MAJORITY STAKE IN FIBERVISIONS TO SNOW, PHIPPS & GUGGENHEIM, L.P.

WILMINGTON, DE, FEBRUARY 1, 2006 . . . Hercules Incorporated (NYSE: HPC) today announced an agreement to sell a 51% interest in FiberVisions, L.L.C., ("FiberVisions"), a wholly-owned subsidiary of the Company, to Snow, Phipps & Guggenheim, L. P., an affiliate of SPG Partners, LLC ("SPG"), a New York-based private equity firm.

Under terms of the agreement, Hercules will receive an initial cash distribution of $109 million at closing for its 51% interest. SPG has an option to purchase an additional 14% interest in FiberVisions for $7.4 million. Also under the agreement, Hercules will receive additional payments should FiberVisions meet certain performance measures.

"Our decision to sell a majority stake in FiberVisions reflects our strategy to invest in growth opportunities in our Aqualon and Paper Technology franchise businesses, reduce earnings volatility and further delever our balance sheet," said Craig Rogerson, President and Chief Executive Officer of Hercules. "We will maintain a significant minority position in FiberVisions to share in the profitability upside as raw material costs moderate and new products under development are commercialized.

"We are pleased to have an investor with the reputation and capabilities of SPG," added Mr. Rogerson. "This is a positive development for FiberVisions, its employees, partners and the customers they serve. Through SPG's involvement, FiberVisions will be able to accelerate the development and growth of its business."

"We are excited to be investing in FiberVisions, and we are pleased that Hercules will continue to play a role as an investor and strategic partner in the business going forward," said Ian Snow, managing member of SPG.

SPG also announced that Paul W. Chellgren, former Chairman and CEO of Ashland, Inc. and an exclusive Operating Partner of SPG, will become non-executive chairman of FiberVisions once the transaction closes.

"There is a great opportunity for SPG and Hercules to build upon FiberVisions' leading market position, enhance its strong customer base and support its expansion," said Mr. Chellgren, adding, "We intend to support FiberVisions' strategy to grow the business both organically and through acquisitions."

Closing is expected to occur by the end of March 2006 pending debt financing and other required approvals. In connection with its commitment to sell a majority interest in FiberVisions, Hercules recognized a non-cash goodwill impairment charge of $41.6 million and recorded a deferred tax charge of $7.6 million to provide for U.S. taxes on previously undistributed earnings of a FiberVisions foreign subsidiary. Cash taxes associated with the transaction are expected to be minimal.

The cash proceeds from the transaction are expected to be used to pay down debt. The transaction is expected to be earnings accretive in 2006.

The Company will discuss the FiberVisions transaction as part of its fourth quarter earnings teleconference scheduled for February 2, 2006 at 10:00 a.m. (Eastern).

# # #

About FiberVisions
FiberVisions is the leading global producer of specialty fibers for nonwoven fabrics and textile fibers used in consumer and industrial products. It also is the global leader in the marketing of bicomponent specialty fibers through ES FiberVisions, a joint venture with Chisso Corporation.

About Hercules Incorporated

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

About SPG Partners, LLC

SPG is a New York-based private equity firm seeking to acquire businesses in attractive industries where it can leverage the expertise of its exclusive Operating Partners, who are seasoned industry executives.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: ability to generate cash, ability to raise capital, ability to refinance, ability to execute productivity improvements and reduce costs, ability to execute and integrate acquisitions, ability to execute divestitures, business climate, business performance, economic and competitive uncertainties, higher manufacturing costs, reduced level of customer orders, changes in strategies, risks in developing new products and technologies, foreign exchange rates, adverse legal and regulatory developments. Accordingly, there can be no assurance that the Company will meet future results, performance or achievements expressed or implied by such forward-looking statements. As appropriate, additional factors are contained in other reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Hercules:

Media Contact: John S. Riley (302) 594-6025

Investor Contact: Stuart L. Fornoff (302) 594-7151

SPG Partners, LLC:

Steven Bruce / Sam Hollander / Ann Taylor Reed
Abernathy MacGregor Group
(212) 371-5999